Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Financial Institutions, Inc.:
We consent to incorporation by reference in the Registration Statement No. 333-76865 on Form S-8 and Registration Statement No. 333-156855 on Form S-3 of Financial Institutions, Inc. of our reports, dated March 12, 2009, relating to the consolidated statements of financial condition of Financial Institutions, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Financial Institutions, Inc.

/s/ KPMG LLP
Buffalo, New York
March 12, 2009